UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Secretary

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Cary K. Hyden

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Skullcandy, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2016 (as may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $6.10 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated August 3, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Amended Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 6, 2016, as amended. The Offer to Purchase and the Amended Form of Letter of Transmittal are filed as Exhibits (a)(1)(F) and (a)(1)(G), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the subsection “Certain Projections” with the following:

“Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board and PJSC risk-adjusted, forward-looking financial information for the fiscal years 2015 through 2020 based upon projections developed by the Company in April 2016. These internal, risk-adjusted financial forecasts for the fiscal years 2015 through 2020 (the “Initial Forecasts”) were reviewed by the Company Board and used by PJSC in connection with their opinion dated June 23, 2016 to the Company Board and related financial analyses. In July 2016, the Company’s management prepared an ordinary course update to certain internal, risk-adjusted financial forecasts to reflect the actual financials of the Company as of the end of the second quarter of 2016 and updated estimates through the end of 2016 (the “Updated Forecasts,” and, together with the Initial Forecasts, the “Forecasts”), which were used by PJSC in connection with their opinion dated August 3, 2016 to the Company Board and related financial analyses. The Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Forecasts is set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts do not comply with U.S. generally accepted accounting principles (“GAAP”). The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but because these Forecasts were made available to the Company Board and PJSC. The Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and PJSC or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Company, PJSC, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, PJSC intends to make publicly available any update or other revisions to these Forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these Forecasts.

The estimates of EBITDA included in the Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Initial Forecasts(1):

(Amounts in millions)	Full Year 2016	Jul – Dec 2016	2017	2018	2019	2020
Net Revenue	$295.9	$192.4	$320.2	$369.2	$428.6	$482.8
EBITDA Pre-Stock Based Compensation	30.4	29.6	33.8	41.5	49.8	58.6
EBITDA Post-Stock Based Compensation	25.5	27.1	28.7	36.7	44.8	53.4
EBIT	13.4	20.6	16.3	23.0	30.7	39.4
Tax Rate	30.5%	30.5%	29.0%	29.0%	29.0%	29.0%
Diluted E.P.S.	$0.30	$0.50	$0.37	$0.52	$0.68	$0.86
Capital Expenditures	10.7	5.4	11.7	11.7	13.3	13.2
Source / (Use) of Cash from Change in Net Working Capital	19.4	0.6	(4.7)	(9.8)	(11.8)	(10.2)

Updated Forecasts(1):

(Amounts in millions)	Full Year 2016	Oct – Dec 2016	2017	2018	2019	2020
Net Revenue	$294.2	$120.1	$320.2	$369.2	$428.6	$482.8
EBITDA Pre-Stock Based Compensation	30.1	22.6	33.8	41.5	49.8	58.6
EBITDA Post-Stock Based Compensation	25.4	21.5	28.7	36.7	44.8	53.4
EBIT	13.5	18.2	16.3	23.0	30.7	39.4
Tax Rate	30.5%	30.5%	29.0%	29.0%	29.0%	29.0%
Diluted E.P.S	$0.30	$0.44	$0.37	$0.52	$0.68	$0.86
Capital Expenditures	8.7	2.2	11.7	11.7	13.3	13.2
Source / (Use) of Cash from Change in Net Working Capital	22.4	(10.3)	(7.8)	(9.8)	(11.8)	(10.2)

(1)	At the direction of the Company, PJSC used the free cash flow amounts set forth below as part of the financial analyses that PJSC performed in connection with the delivery of its opinions to the Company Board, which were derived from the Forecasts as described under the heading “Opinion of the Company’s Financial Advisor—Illustrative Discounted Cash Flow Analysis:”

Initial Forecasts:

(Amounts in millions)	Full Year 2016	Jul – Dec 2016	2017	2018	2019	2020
Free Cash Flow	$30.0	$16.0	$7.6	$8.5	$10.9	$18.6

Updated Forecasts:
(Amounts in millions)	Full Year 2016	Oct - Dec 2016	2017	2018	2019	2020
Free Cash Flow	$34.9	$4.0	$4.5	$8.5	$10.9	$18.6	”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Skullcandy, Inc.

By:	/s/ Patrick Grosso
Name:	Patrick Grosso
Title:	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Secretary

Dated: August 9, 2016